Exhibit 99.1

Consolidated Financial Statements of

Almaden Minerals Ltd.

For the years ended December 31, 2023, 2022 and 2021

Almaden Minerals Ltd.

December 31, 2023, 2022 and 2021

Report of Independent Registered Public Accounting Firm

To the Shareholders and Directors of

Almaden Minerals Ltd.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Almaden Minerals Ltd. (the “Company”) as of December 31, 2023 and 2022, and the related consolidated statements of comprehensive loss, changes in equity, and cash flows for the years ended December 31, 2023, 2022, and 2021, and the related notes and schedules (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the years ended December 31, 2023, 2022, and 2021, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company’s auditor since 2015.

/s/ DAVIDSON & COMPANY LLP

Vancouver, Canada	Chartered Professional Accountants

March 20, 2024

Almaden Minerals Ltd.

Consolidated statements of financial position

(Expressed in Canadian dollars)

	December 31, 2023	December 31, 2022
	$	$
ASSETS
Current assets
Cash and cash equivalents (Note 13)	4,245,983	6,658,076
Gold in trust (Note 8)	1,082,801	974,397
Accounts receivable and prepaid expenses (Note 4)	453,640	259,471
	5,782,424	7,891,944

Non-current assets
Right-of-use assets (Note 5)	330,597	432,319
Property, plant and equipment (Note 6)	6,601,742	6,610,871
Exploration and evaluation assets (Note 7)	1	63,115,076
	6,932,340	70,158,266
TOTAL ASSETS	12,714,764	78,050,210

LIABILITIES
Current liabilities
Trade and other payables (Note 11 (a))	851,158	340,509
Current portion of lease liabilities (Note 5)	100,531	88,295
	951,689	428,804

Non-current liabilities
Long-term portion of lease liabilities (Note 5)	277,104	377,635
Gold loan payable (Note 8)	4,371,546	3,929,015
Warrant liability (Note 9)	-	102,787
Derivative financial liabilities (Note 8)	108,830	306,084
Deferred income tax liability (Note 14)	-	3,090,208
	4,757,480	7,805,729
Total liabilities	5,709,169	8,234,533

EQUITY
Share capital (Note 10)	141,040,654	141,040,654
Reserves (Note 10)	23,356,523	22,546,373
Deficit	(157,391,582)	(93,771,350)
Total equity	7,005,595	69,815,677
TOTAL EQUITY AND LIABILITIES	12,714,764	78,050,210

Nature of operations (Note 1)

Subsequent event (Note 18)

The accompanying notes are an integral part of these consolidated financial statements.

These consolidated financial statements are authorized for issue by the Board of Directors on March 20, 2024.

They are signed on the Company’s behalf by:

/s/Duane Poliquin	/s/ Elaine Ellingham
Director	Director

Almaden Minerals Ltd.

Consolidated statements of comprehensive loss

(Expressed in Canadian dollars)

	Year ended December 31,
	2023	2022	2021
Expenses	$	$	$
Professional fees (Note 11(a))	1,113,336	864,051	772,887
Salaries and benefits (Note 11(a))	1,811,073	1,923,952	1,876,911
Travel and promotion	50,120	107,869	200,995
Depreciation (Note 6)	11,166	14,424	16,638
Office and other (Note 11(b))	182,457	156,686	218,879
Amortization of right-of-use assets (Note 5)	101,722	106,791	121,479
Occupancy expenses (Note 5)	39,858	42,655	40,542
Interest expense on lease liabilities (Note 5)	39,502	47,379	13,330
Interest, accretion and standby fees on gold loan payable (Note 8)	540,709	468,308	394,371
Listing and filing fees	193,490	154,505	187,169
Insurance	103,491	96,068	89,476
Directors’ fees (Note 11(a))	140,000	145,000	102,500
Share-based payments (Note 10(d) and 11(a))	810,150	1,478,100	1,870,800
	5,137,074	5,605,788	5,905,977

Other income (loss)
Administrative services fees (Note 11(b))	1,422,347	1,376,428	1,382,344
Interest and other income	370,741	253,869	490,245
Impairment of property, plant and equipment (Note 6)	-	(7,441,293)	-
Impairment of exploration and evaluation assets (Note 7)	(63,823,478)	-	-
Unrealized gain (loss) on derivative financial liabilities (Note 8)	191,732	110,177	(18,156)
Unrealized gain (loss) on gold in trust (Note 8)	132,895	(6,518)	(35,775)
Unrealized foreign exchange gain (loss) on gold loan payable (Note 8)	103,700	(257,803)	11,535
Unrealized foreign exchange gain (loss) on gold in trust (Note 8)	(24,491)	64,920	(4,011)
Unrealized gain on warrant liability (Note 9)	102,787	520,503	1,747,884
Gain on debt forgiveness (Note 11(a))	-	177,200	-
Foreign exchange gain (loss)	(49,599)	302,930	(22,202)
	(61,573,366)	(4,899,587)	3,551,864
Loss before income taxes	(66,710,440)	(10,505,375)	(2,354,113)
Deferred income tax recovery (expense) (Note 14)	3,090,208	(1,341,185)	(314,141)
Net loss for the year	(63,620,232)	(11,846,560)	(2,668,254)

Total comprehensive loss for the year	(63,620,232)	(11,846,560)	(2,668,254)

Basic and diluted net loss per share (Note 12)	(0.46)	(0.09)	(0.02)

The accompanying notes are an integral part of these consolidated financial statements.

Almaden Minerals Ltd.

Consolidated statements of cash flows

(Expressed in Canadian dollars)

	Year ended December 31,
	2023	2022	2021
	$	$	$
Operating activities
Net loss for the year	(63,620,232)	(11,846,560)	(2,668,254)
Items not affecting cash
Deferred income tax (recovery) expense	(3,090,208)	1,341,185	314,141
Depreciation	11,166	14,424	16,638
Amortization of right-of-use assets	101,722	106,791	121,479
Impairment of property, plant and equipment	-	7,441,293	-
Impairment of exploration and evaluation assets	63,823,478	-	-
Interest expenses on lease liability	39,502	47,379	13,330
Interest, accretion and standby fees on gold loan payable	540,709	468,308	394,371
Unrealized (gain) loss on derivative financial liabilities	(191,732)	(110,177)	18,156
Unrealized (gain) loss on gold in trust	(132,895)	6,518	35,775
Unrealized foreign exchange (gain) loss on gold loan payable	(103,700)	257,803	(11,535)
Unrealized foreign exchange (gain) loss on gold in trust	24,491	(64,920)	4,011
Unrealized gain on warrant liability	(102,787)	(520,503)	(1,747,884)
Share-based payments	810,150	1,478,100	1,870,800
Changes in non-cash working capital components
Accounts receivable and prepaid expenses	(194,169)	(103,833)	19,370
Trade and other payables	601,499	(169,206)	19,352
Net cash used in operating activities	(1,483,006)	(1,653,398)	(1,600,250)
Investing activities
Property, plant and equipment – purchase	(2,037)	(47,056)	(10,505)
Exploration and evaluation assets – costs	(799,253)	(1,681,790)	(2,784,645)
Net cash used in investing activities	(801,290)	(1,728,846)	(2,795,150)
Financing activities
Issuance of shares, net of share issue costs	-	-	11,610,581
Options exercised	-	-	564,750
Repayment of lease liabilities	(127,797)	(130,056)	(144,253)
Net cash from (used in) financing activities	(127,797)	(130,056)	12,031,078

Change in cash and cash equivalents	(2,412,093)	(3,512,300)	7,635,678
Cash and cash equivalents, beginning of year	6,658,076	10,170,376	2,534,698
Cash and cash equivalents, end of year	4,245,983	6,658,076	10,170,376
Supplemental cash flow information (Note 13)

The accompanying notes are an integral part of these consolidated financial statements.

Almaden Minerals Ltd.

Consolidated statements of changes in equity

(Expressed in Canadian dollars)

	Share capital		Reserves
	Number of shares	Amount	Share-based payments	Warrants	Total reserves	Deficit	Total
		$	$	$	$	$	$
Balance, January 1, 2021	120,650,254	131,189,978	18,528,024	715,968	19,243,992	(79,256,536)	71,177,434
Share-based payments	-	-	1,870,800	-	1,870,800	-	1,870,800
Private placements, net of share issue costs	15,846,154	11,610,581	-	-	-	-	11,610,581
Warrant liability	-	(2,371,174)	-	-	-	-	(2,371,174)
Finders’ warrants issued pursuant to private placement	-	(130,731)	130,731	-	130,731	-	-
Shares issued for cash on exercise of stock options	725,000	564,750	-	-	-	-	564,750
Fair value of cash stock options transferred to share capital	-	177,250	(177,250)	-	(177,250)	-	-
Total comprehensive loss for the year	-	-	-	-	-	(2,668,254)	(2,668,254)
Balance, December 31, 2021	137,221,408	141,040,654	20,352,305	715,968	21,068,273	(81,924,790)	80,184,137
Share-based payments	-	-	1,478,100	-	1,478,100	-	1,478,100
Total comprehensive loss for the year	-	-	-	-	-	(11,846,560)	(11,846,560)
Balance, December 31, 2022	137,221,408	141,040,654	21,830,405	715,968	22,546,373	(93,771,350)	69,815,677
Share-based payments	-	-	810,150	-	810,150	-	810,150
Total comprehensive loss for the year	-	-	-	-	-	(63,620,232)	(63,620,232)
Balance, December 31, 2023	137,221,408	141,040,654	22,640,555	715,968	23,356,523	(157,391,582)	7,005,595

The accompanying notes are an integral part of these consolidated financial statements.

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2023, 2022 and 2021
Expressed in Canadian dollars

1.	Nature of operations

Almaden Minerals Ltd. (the “Company” or “Almaden”) was formed by amalgamation under the laws of the Province of British Columbia, Canada on February 1, 2002. The Company is an advanced exploration stage public company that is engaged directly in the exploration and development of exploration and evaluation property in Mexico. The Company’s shares are trade on the TSX Exchange under the symbol “AMM”. The address of the Company’s registered office is Suite 1710 –1177 West Hastings Street, Vancouver, BC, Canada V6E 2L3.

The Company is in the business of exploring and developing mineral projects and its principal asset is the Ixtaca precious metals project located on its Tuligtic claim in Mexico. The Company has not yet determined whether this project has economically recoverable mineral reserves. The recoverability of amounts shown for mineral properties is dependent upon the establishment of a sufficient quantity of economically recoverable reserves, the ability of the Company to obtain the necessary financing or participation of joint venture partners to complete development of the properties, and upon future profitable production or proceeds from the disposition of exploration and evaluation assets.

These consolidated financial statements were prepared on a “going concern” basis, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. As of December 31, 2023, the Company had a working capital surplus of $4,830,735 (2022 – $7,463,140). The Company does not currently hold any revenue-generating properties and therefore continues to incur losses. The Company incurred a net loss for the year ended December 31, 2023, of $63,620,232 (2022 – $11,846,560) and negative cash flows from operations of $1,483,006 for the year ended December 31, 2023 (2022 – $1,653,398). As at December 31, 2023, the Company had an accumulated deficit of $157,391,582 (2022 – $93,771,350). The Company’s ability to continue as a going concern is dependent upon its ability in the future to achieve profitable operations and in the meantime, to obtain the necessary financing to repay its liabilities when they become due. Management estimates that there is sufficient working capital to sustain operations for the next twelve months. External financing will be sought to finance the operations of the Company and enable the Company to continue its efforts towards the exploration and development of its mineral properties. There can be no assurance that steps management is taking will be successful. These consolidated financial statements do not include adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue as a going concern and such adjustments could be material.

2.	Basis of presentation

(a)       Statement of Compliance with International Financial Reporting Standards (“IFRS”)

These consolidated financial statements have been prepared in accordance and compliance with IFRS Accounting standards as issued by the International Accounting Standards Board (“IASB”).

(b)       Basis of preparation

These consolidated financial statements have been prepared on a historical cost basis except for the revaluation of certain financial assets and financial liabilities at fair value through profit or loss. In addition, these financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

6

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2023, 2022 and 2021
Expressed in Canadian dollars

2.	Basis of presentation (Continued)

These consolidated financial statements, including comparatives, have been prepared on the basis of IFRS standards that are effective as at December 31, 2023.

(c)       Functional currency

The functional and reporting currency of the Company and its subsidiaries is the Canadian dollar.

(d)       Significant accounting judgments and estimates

The preparation of these consolidated financial statements requires management to make judgements and estimates that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these judgements and estimates. The consolidated financial statements include judgements and estimates which, by their nature, are uncertain. The impacts of such judgements and estimates are pervasive throughout the consolidated financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and the revision affects both current and future periods.

Significant assumptions about the future and other sources of judgements and estimates that management has made at the statement of financial position dates, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

Critical Judgments

o	The analysis of the functional currency for each entity of the Company determined by conducting an analysis of the consideration factors identified in IAS 21, “The Effect of Changes in Foreign Exchange Rates”. In concluding that the Canadian dollar is the functional currency of the parent and its subsidiary companies, management considered the currency that mainly influences the cost of providing goods and services in each jurisdiction in which the Company operates. As no single currency was clearly dominant, the Company also considered secondary indicators including the currency in which funds from financing activities are denominated and the currency in which funds are retained.

Going Concern

o	Management makes an assessment about the Company’s ability to continue as a going concern by taking into the account the consideration of the various factors discussed in Note 1. Judgement is applied by management in determining whether or not the elements giving rise to factors that cause doubt about the ability of the Company to continue as a going concern are present.

7

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2023, 2022 and 2021
Expressed in Canadian dollars

2.	Basis of presentation (Continued)

(d)       Significant accounting judgments and estimates (Continued)

Estimates

o	The estimated useful lives of property, plant and equipment which are included in the consolidated statements of financial position and the related depreciation included in profit or loss;
o	The recoverability of the value of the exploration and evaluation assets which is recorded in the consolidated statements of financial position (Note 3(f));
o	The Company uses the Black-Scholes option pricing model to determine the fair value of options, warrants, and derivative financial liabilities in order to calculate share-based payments expense, warrant liability and the fair value of finders’ warrants and stock options. Certain inputs into the model are estimates that involve considerable judgment or could be affected by significant factors that are out of the Company’s control;
o	The provision for income taxes which is included in profit or loss and the composition of deferred income tax liability included in the consolidated statement of financial position and the evaluation of the recoverability of deferred tax assets based on an assessment of the Company’s ability to utilize the underlying future tax deductions against future taxable income prior to expiry of those deductions;
o	The assessment of indications of impairment of each exploration and evaluation asset and property plant and equipment and related determination of the net realizable value and write-down of those assets where applicable (Note 3(f));
o	The estimated incremental borrowing rate used to calculate the lease liabilities; and
o	The estimated fair value of gold in trust.

3.	Material accounting policies

(a)       Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries as follows:

	Jurisdiction	Nature of operations

Puebla Holdings Inc.	Canada	Holding company
Minera Gorrion, S.A. de C.V.	Mexico	Exploration company

Inter-company balances and transactions, including unrealized income and expenses arising from inter-company transactions, are eliminated in preparing these consolidated financial statements.

8

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2023, 2022 and 2021
Expressed in Canadian dollars

3.	Material accounting policies (Continued)

(b)       Foreign currencies

Transactions in currencies other than the functional currency are recorded at the rates of exchange prevailing on the transaction dates. At each financial position reporting date, monetary assets and liabilities that are denominated in foreign currencies are translated at the rates prevailing at the date of the statement of financial position. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

(c)       Financial instruments

A financial asset is classified as measured at: amortized cost, fair value through other comprehensive income (FVOCI), or fair value through profit or loss (FVTPL). The classification of financial assets is generally based on the business model in which a financial asset is managed and its contractual cash flow characteristics. Derivatives embedded in contracts where the host is a financial asset in the scope of the standard are never separated. Instead, the hybrid financial instrument as a whole is assessed for classification. The Company's financial assets consist primarily of cash and cash equivalents, and accounts receivable and are classified at amortized cost.

Financial liabilities comprise the Company’s trade and other payables. Financial liabilities are initially recognized on the date they are originated and are derecognized when the contractual obligations are discharged or cancelled or expire. Trade and other payables are recognized initially at fair value and subsequent are measured at amortized costs using the effective interest method, when materially different from the initial amount. Derivative financial liabilities are classified as FVTPL. Fair value is determined based on the present value of future cash flow, discounted at the market rate of interest.

(i)     Impairment of financial assets

An ‘expected credit loss’ (ECL) model applies to financial assets measured at amortized cost, contract assets and debt investments at FVOCI, but not to investments in equity instruments. The Company's financial assets measured at amortized cost and subject to the ECL model include cash and cash equivalents, and accounts receivable.

(ii)    Embedded derivatives

Derivatives may be embedded in other financial instruments (the “host instrument”). Embedded derivatives are treated as separate derivatives when their economic characteristics and risks are not clearly and closely related to those of the host instrument, the terms of the embedded derivative are the same as those of a stand-alone derivative, and the combined contract is not held for trading or designated at fair value. These embedded derivatives are measured at fair value with subsequent changes recognized in profit or loss.

The Company issues warrants exercisable in a currency other than the Company’s functional currency and as a result, the warrants are derivative financial instruments.

Derivative financial instruments are initially recognized at fair value and subsequently measured at fair value with changes in fair value recognized in profit or loss. Transaction costs are recognized in profit or loss as incurred.

9

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2023, 2022 and 2021
Expressed in Canadian dollars

3.	Material accounting policies (Continued)

(d)       Cash and cash equivalents

Cash equivalents include term deposits and money market instruments which are readily convertible into cash or have maturities at the date of purchase of less than ninety days.

(e)       Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and impairment losses, and are depreciated annually on a declining-balance basis if available-for-use at the following rates:

Furniture, fixtures and other	20%
Computer hardware and software	30%
Geological library	20%
Field equipment	20%
Mill equipment	Straight line over mine life (11 years)

(f)       Exploration and evaluation assets

The Company is in the advanced exploration stage with respect to its investment in exploration and evaluation assets and, accordingly, follows the practice of capitalizing all costs relating to the acquisition of, exploration for and development of mineral claims to which the Company has rights and crediting all proceeds received from farm-out arrangements or recovery of costs against the cost of the related claims. Acquisition costs include, but are not exclusive to land surface rights acquired. Deferred exploration costs include, but are not exclusive to geological, geophysical studies, annual mining taxes, exploratory drilling and sampling. At such time as commercial production commences, these costs will be charged to profit or loss on a unit-of-production method based on proven and probable reserves. The aggregate costs related to abandoned mineral claims are charged to profit or loss at the time of any abandonment or when it has been determined that there is evidence of an impairment.

The Company considers the following facts and circumstances in determining if it should test exploration and evaluation assets for impairment:

(i)	the period for which the Company has the right to explore in the specific area has expired during the period or will expire in the near future, and is not expected to be renewed;

(ii)	substantive expenditure on further exploration for and evaluation of mineral resources in the specific area is neither budgeted nor planned;

(iii)	exploration for and evaluation of mineral resources in the specific area have not led to the discovery of commercially viable quantities of mineral resources and the entity has decided to discontinue such activities in the specific area; and

(iv)	sufficient data exists to indicate that, although a development in the specific area is likely to proceed, the carrying amount of the exploration and evaluation assets is unlikely to be recovered in full from successful development or by sale.

10

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2023, 2022 and 2021
Expressed in Canadian dollars

3.	Material accounting policies (Continued)

(f)       Exploration and evaluation assets (Continued)

An impairment charge may be reversed but only to the extent that this does not exceed the original carrying value of the property that would have resulted if no impairment had been recognized. General exploration costs in areas of interest in which the Company has not secured rights are expensed as incurred.

The recoverability of amounts shown for exploration and evaluation assets is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain financing to complete development of the properties, and on future production or proceeds of disposition.

The Company recognizes in profit or loss costs recovered on exploration and evaluation assets when amounts received or receivable are in excess of the carrying amount.

Once the technical feasibility and commercial viability of the extraction of mineral resources in an area of interest are demonstrable, exploration and evaluation assets attributable to that area of interest are first tested for impairment and then reclassified to development asset within property, plant and equipment.

All capitalized exploration and evaluation expenditures are monitored for indications of impairment.

Where a potential impairment is indicated, assessments are performed for each area of interest. To the extent that exploration expenditure is not expected to be recovered, it is charged to profit or loss. Exploration areas where reserves have been discovered, but require major capital expenditure before production can begin, are continually evaluated to ensure that commercial quantities of reserves exist or to ensure that additional exploration work is underway as planned.

(g)       Impairment of property, plant and equipment

Property, plant and equipment are reviewed for impairment at least annually, or if there is any indication that the carrying amount may not be recoverable. If any such indication is present, the recoverable amount of the asset is estimated in order to determine whether impairment exists. Where the asset does not generate cash flows that are independent from other assets, the Company estimates the recoverable amount of the cash generating unit to which the asset belongs.

An asset’s recoverable amount is the higher of fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value, using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset or cash generating unit is estimated to be less than its carrying amount, the carrying amount is reduced to the recoverable amount by way of recording an impairment charge to profit or loss. Where an impairment subsequently reverses, the carrying amount is increased to the revised estimate of recoverable amount but only to the extent that this does not exceed the carrying value that would have been determined if no impairment had previously been recognized.

11

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2023, 2022 and 2021
Expressed in Canadian dollars

3.	Material accounting policies (Continued)

(h)       Income taxes

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to items recognized directly in equity or in other comprehensive income.

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

(i)       Share-based payments

The Company’s stock option plan allows Company employees, directors, officers and consultants to acquire shares of the Company. The fair value of options granted is recognized as share-based payment expense with a corresponding increase in equity reserves. An individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee.

Fair value is measured at grant date, and each tranche is recognized using the graded vesting method over the period during which the options vest. The fair value of the options granted is measured using the Black-Scholes option-pricing model, taking into account the terms and conditions upon which the options were granted. At each financial position reporting date, the amount recognized as an expense is adjusted to reflect the actual number of stock options that are expected to vest. In situations where equity instruments are issued to consultants and some or all of the goods or services received by the entity as consideration cannot be specifically identified, they are measured at the fair value of the share-based payment. Otherwise, share-based payments are

12

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2023, 2022 and 2021
Expressed in Canadian dollars

3.	Material accounting policies (Continued)

(i)       Share-based payments (Continued)

measured at the fair value of goods or services received.

(j)       Share capital

Proceeds from the exercise of stock options and warrants are recorded as share capital in the amount for which the option or warrant enabled the holder to purchase a share in the Company, in addition to the proportionate amount of reserves originally created at the issuance of the stock options or warrants. Share capital issued for non-monetary consideration is valued at the closing market price at the date of issuance. The proceeds from the issuance of units are allocated between common shares and common share purchase warrants based on the residual value method. Under this method, the proceeds are allocated to common shares based on the fair value of a common share at the announcement date of the unit offering and any residual remaining is allocated to common share purchase warrants.

Certain of the Company’s warrants are exercisable in a currency other than the functional currency of the Company. As a result, the fair value allocated to the warrant is recorded as a derivative financial liability with residual value being attributed to the equity unit. The fair value of the warrant is determined using the Black-Scholes Option Pricing Model and is marked to market at the end of each period. Upon exercise of the warrant, the fair value of the warrant at the date of exercise is transferred to share capital.

(k)       Reclamation and closure cost obligations

Decommissioning and restoration provisions are recorded when a present legal or constructive obligation exists as a result of past events where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the reporting date, taking into account the risks and uncertainties surrounding the obligation and discount rates. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows discounted for the market discount rate.

Over time, the discounted liability is increased for the changes in the present value based on the current market discount rates and liability risks. When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount receivable can be measured reliably.

When the Company enters into an option agreement on its exploration and evaluations assets, as part of the option agreement, responsibility for any reclamation and remediation becomes the responsibility of the optionee.

13

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2023, 2022 and 2021
Expressed in Canadian dollars

3.	Material accounting policies (Continued)

(l)       Net loss per share

The Company presents the basic and diluted net loss per share data for its common shares, calculated by dividing the loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted net loss per share is determined by adjusting the net loss attributable to common shareholders and the weighted average number of common shares outstanding for the effects of all dilutive potential common shares (Note 12).

(m)       Leases

At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company assesses whether the contract involves the use of an identified asset, whether the right to obtain substantially all of the economic benefits from use of the asset during the term of the arrangement exists, and if the Company has the right to direct the use of the asset. At inception or on reassessment of a contract that contains a lease component, the Company allocates the consideration in the contract to each lease component on the basis of their relative standalone prices.

As a lessee, the Company recognizes a right-of-use asset and a lease liability at the commencement date of a lease. The right-of-use asset is initially measured at cost, which is comprised of the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any decommissioning and restoration costs, less any lease incentives received.

The right-of-use asset is subsequently depreciated using the straight line method from the commencement date to the earlier of the end of the lease term, or the end of the useful life of the asset. In addition, the right-of-use asset may be reduced due to impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

A lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted by the interest rate implicit in the lease, or if that rate cannot be readily determined, the incremental borrowing rate. Lease payments included in the measurement of the lease liability are comprised of:

•	fixed payments, including in-substance fixed payments, less any lease incentives receivable;
•	variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;
•	amounts expected to be payable under a residual value guarantee;
•	exercise prices of purchase options if the Company is reasonably certain to exercise that option; and
•	payments of penalties for terminating the lease, if the lease term reflects the lessee exercising an option to terminate the lease.

14

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2023, 2022 and 2021
Expressed in Canadian dollars

3.	Material accounting policies (Continued)

(m)       Leases (Continued)

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, or if there is a change in the estimate or assessment of the expected amount payable under a residual value guarantee, purchase, extension or termination option. Variable lease payments not included in the initial measurement of the lease liability are charged directly to profit or loss.

The Company has elected not to recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less and leases of low-value assets. The lease payments associated with these leases are charged directly to profit or loss on a straight-line basis over the lease term.

(n)       Standards issued or amended but not yet effective

The Company has not applied the following revised IFRS that has been issued but was not yet effective at December 31, 2023. This accounting standard is not currently expected to have a significant effect on the Company’s accounting policies or financial statements.

IAS 1 –Presentation of Financial Statements (“IAS 1”) was amended in January 2020 to provide a more general approach to the classification of liabilities under IAS 1 based on the contractual arrangements in place at the reporting date. The amendments clarify that the classification of liabilities as current or noncurrent is based solely on a company’s right to defer settlement at the reporting date. The right needs to be unconditional and must have substance. The amendments also clarify that the transfer of a company’s own equity instruments is regarded as settlement of a liability, unless it results from the exercise of a conversion option meeting the definition of an equity instrument. These amendments were further revised by the issuance of Non-current Liabilities with Covenants (Amendments to IAS 1) on October 31, 2022 which further narrowed the scope of the amendments. The amendments are effective for annual periods beginning on January 1, 2024.

4.	Accounts receivable and prepaid expenses

Accounts receivable and prepaid expenses consist of the following:

	December 31,	December 31,
	2023	2022
Accounts receivable (Note 11(b))	$389,895	$198,942
Prepaid expenses	63,745	60,529
	$453,640	$259,471

At December 31, 2023, the Company has recorded value added taxes of $164,189 (2022 - $251,775) included in exploration and evaluation assets, as the value added tax relates to the Tuligtic project and is expected to be recovered when the asset is sold (Note 7).

15

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2023, 2022 and 2021
Expressed in Canadian dollars

5.	Right-of-use assets and lease liabilities

The Company has lease agreements for its headquarter office space in Vancouver, B.C.

One lease containing an extension option exercisable only by the Company was exercised on November 22, 2021. The lease was therefore extended from March 31, 2022 to March 31, 2027. The Company reassessed this significant event as a lease modification and has estimated that the potential future lease payments under the extended lease term would result in an increase in lease liability by $508,799.

The continuity of lease liabilities for the years ended December 31, 2023 and 2022 are as follows:

	December 31, 2023	December 31, 2022
Opening balance	$465,930	$548,607
Less: lease payments	(127,797)	(130,056)
Interest expense	39,502	47,379
	377,635	465,930
Less: current portion of lease liabilities	(100,531)	(88,295)
Long-term portion of lease liabilities	$277,104	$377,635

The Company entered into a sublease arrangement with a third party to lease an office unit from May 1, 2021 to March 31, 2022 under the same terms of the Company’s lease. The Company remains beholden to the obligations set out in its lease dated October 31, 2018. The rental income during the year ended December 31, 2023 (2022 - $8,508; 2021 - $22,452) from this operating sublease was $Nil and is recorded in interest and other income.

The continuity of ROU assets for the years ended December 31, 2023 and 2022 are as follows:

	December 31, 2023	December 31, 2022
Opening balance	$432,319	$539,110
Less: amortization of ROU assets	(101,722)	(106,791)
	$330,597	$432,319

During the year ended December 31, 2023, the Company recognized occupancy expenses of $39,858 (2022 - $42,655; 2021 - $40,542) related to short term leases.

As at December 31, 2023, the remaining payments for the operating lease are due as follows:

	2024	2025	2026	2027	2028	Total
Office lease	$170,672	$173,970	$177,268	$44,523	-	$566,433

16

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2023, 2022 and 2021
Expressed in Canadian dollars

6.	Property, plant and equipment

	Furniture and fixtures and other	Computer hardware	Computer software	Geological library	Field equipment	Mill equipment	Total
	$	$	$	$	$	$	$
Cost
December 31, 2022	159,171	271,540	198,981	51,760	245,647	6,568,841	7,495,940
Additions	1,770	267	-	-	-	-	2,037
Impairment of property, plant and equipment	-	-	-	-	-	-	-
December 31, 2023	160,941	271,807	198,981	51,760	245,647	6,568,841	7,497,977

Accumulated depreciation
December 31, 2022	153,203	251,441	192,138	50,975	237,312	-	885,069
Depreciation	1,223	6,066	2,053	157	1,667	-	11,166
December 31, 2023	154,426	257,507	194,191	51,132	238,979	-	896,235

Carrying amounts
December 31, 2022	5,968	20,099	6,843	785	8,335	6,568,841	6,610,871
December 31, 2023	6,515	14,300	4,790	628	6,668	6,568,841	6,601,742

	Furniture and fixtures and other	Computer hardware	Computer software	Geological library	Field equipment	Mill equipment	Total
	$	$	$	$	$	$	$
Cost
December 31, 2021	158,219	267,004	198,981	51,760	245,647	13,968,566	14,890,177
Additions	952	4,536	-	-	-	41,568	47,056
Impairment of property, plant and equipment	-	-	-	-	-	(7,441,293)	(7,441,293)
December 31, 2022	159,171	271,540	198,981	51,760	245,647	6,568,841	7,495,940

Accumulated depreciation
December 31, 2021	151,390	244,043	189,206	50,779	235,227	-	870,645
Depreciation	1,813	7,398	2,932	196	2,085	-	14,424
December 31, 2022	153,203	251,441	192,138	50,975	237,312	-	885,069

Carrying amounts
December 31, 2021	6,829	22,961	9,775	981	10,420	13,968,566	14,019,532
December 31, 2022	5,968	20,099	6,843	785	8,335	6,568,841	6,610,871

17

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2023, 2022 and 2021
Expressed in Canadian dollars

6.	Property, plant and equipment (Continued)

As at December 31, 2022, the Company recorded an impairment of $7,441,293 on mill equipment to its recoverable amount due to the delay in receiving development permit and the lack of available for use in Mexico.

7.	Exploration and evaluation assets

	Tuligtic	Other Property	Total
Exploration and evaluation assets	$	$	$
Acquisition costs:
Opening balance - (December 31, 2022)	11,308,721	-	11,308,721
Additions	-	-	-
Deductions	-	-	-
Impairment of acquisition costs	(11,308,720)	-	(11,308,720)
Closing balance - (December 31, 2023)	1	-	1
Deferred exploration costs:
Opening balance - (December 31, 2022)	51,806,355	-	51,806,355
Costs incurred during the year
Professional/technical fees	159,031	-	159,031
Geochemical, metallurgy	1,022	-	1,022
Travel and accommodation	70,324	-	70,324
Geology, geophysics and exploration	172,455	-	172,455
Supplies and miscellaneous	318,047	-	318,047
Environmental and permit	384,421	-	384,421
Value-added tax (Note 4)	164,189		164,189
Refund - Value-added tax	(561,086)	-	(561,086)
Impairment of deferred exploration cost	(52,514,758)	-	(52,514,758)
Total deferred exploration costs during the year	(51,806,355)	-	(51,806,355)
Closing balance - (December 31, 2023)	-	-	-
Total exploration and evaluation assets	1	-	1

During the year ended December 31, 2023, the Company recorded an impairment of acquisition cost of $11,308,720 (2022 - $Nil) and deferred exploration costs of $52,514,758 (2022 - $Nil) with respect to Tuligtic property due to the Mexican government’s action to revoke the Company’s mineral concession title and to prevent any further exploration and development plans on the Tuligtic property.

Title to exploration and evaluation assets involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral claims.

18

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2023, 2022 and 2021
Expressed in Canadian dollars

7.	Exploration and evaluation assets (Continued)

	Tuligtic	Other Property	Total
Exploration and evaluation assets	$	$	$
Acquisition costs:
Opening balance - (December 31, 2021)	11,211,756	1	11,211,757
Additions	96,965	-	96,965
Deductions	-	(1)	(1)
Closing balance - (December 31, 2022)	11,308,721	-	11,308,721
Deferred exploration costs:
Opening balance - (December 31, 2021)	50,219,882	-	50,219,882
Costs incurred during the year
Professional/technical fees	143,075	-	143,075
Claim maintenance/lease costs	169,651	-	169,651
Geochemical, metallurgy	3,929	-	3,929
Travel and accommodation	155,195	-	155,195
Geology, geophysics and exploration	307,712	-	307,712
Supplies and miscellaneous	310,804	-	310,804
Environmental and permit	640,541	-	640,541
Value-added tax (Note 4)	251,775		251,775
Refund - Value-added tax	(396,209)	-	(396,209)
Total deferred exploration costs during the year	1,586,473	-	1,586,473
Closing balance - (December 31, 2022)	51,806,355	-	51,806,355
Total exploration and evaluation assets	63,115,076	-	63,115,076

The following is a description of the Company’s most significant property interests:

(a)	Tuligtic

The Tuligtic property consisted of two mineral concessions which the Company applied for in 2002 and 2008. The mineral concessions were granted in 2003 and 2009, respectively (“the “Concessions”). The Company held a 100% interest in the Concessions subject to a 2.0% NSR royalty held by Almadex Minerals Ltd (‘’Almadex”). The Concessions covered approximately 14,000 Ha, including certain endowed lands of the Ejido Tecoltemi, which comprise approximately 330 Ha. The Concessions are located in Puebla, Mexico and underpinned the discovery made by the Company in 2010, referred to as “Ixtaca”.

In 2015, the Ejido Tecoltemi initiated a lawsuit against the Mexican government (President, Congress, Ministry of Economy, Directorate of Mines, Mining Registry Office) asserting that the Mexican mining law is unconstitutional because it fails to include provisions requiring consultation of indigenous communities before granting mineral titles. This lawsuit ultimately came before Mexico’s Supreme Court (“SCJN”), and in early 2022, the SCJN ruled that the Mexican mineral title law is constitutional, but that the Ministry of Economy (“Economia”) should have provided for a consultation procedure with relevant indigenous communities prior to issuing the Concessions to the Company. The SCJN ordered Economia to declare the Concessions ineffective - to revert them to application status - and to conduct indigenous consultation prior to re-issuing them.

19

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2023, 2022 and 2021
Expressed in Canadian dollars

7.	Exploration and evaluation assets (Continued)

(a)	Tuligtic (continued)

In July, 2022 the Company announced that Economia notified Almaden that the Concessions were “ineffective”. The Company understood that the mineral title had reverted to application status, and that these applications preserved the mineral rights for Almaden but did not allow the Company to engage in exploration, until such time as Economia completed its court-ordered process to properly issue the Concessions after conducting indigenous consultation in the area covered by the mineral title applications.

However, on February 22, 2023, Economia made a submission to Mexican courts seeking to deny the two mineral title applications which were first made by Almaden in 2002 and 2008 (the “Submission”). The Submission claimed that the applications contain technical faults, despite Economia’s previous statements to the contrary and its acceptance of the mineral title applications and grant of the Concessions in 2003 and 2009.

This Submission has been reviewed by the Mexican district and appeals courts, which have ruled that the Submission complies with the SCJN ruling. However, the appeals court’s ruling did not address the validity of the Submission and therefore safeguarded the Company’s right to challenge the substance and legality of the Submission through the Mexican Federal Administrative Court (“TFJA”), which the Company has done.

The TFJA has granted a definitive injunction to Almaden’s Mexican subsidiary, Minera Gorrión (“MG”), which prevents Economia from releasing the mineral rights covered by the Company’s mineral title applications to third parties while the TFJA trial regarding the substance and legality of the Submission continues.

In summary, the rights held by Almaden to the Ixtaca project are now based on two mineral title applications which have been denied by Economia, through its issuance of the Submission. The Company is in the process of disputing this denial through the Mexican Federal Administrative Court.

(b)	Other Property

On May 26, 2022, the Company transferred the 40% carried interest in the Logan property located in the Yukon Territory, Canada to Almadex for a consideration of $1 equal to its carrying value. No gain or loss was recognized in the statement of comprehensive loss.

(c)	Other

Expenditures incurred by the Company in Mexico are subject to Mexican Value added tax (“VAT”). The VAT is included in exploration and evaluation assets as incurred. Under Mexican law, VAT paid can be used in the future to offset amounts resulting from VAT charged on sales. Under certain circumstances and subject to approval from tax authorities, A Company can also apply for an early refund of VAT prior to generating sales. During 2023, the Company received a VAT recovery of $561,086 (2022 - 396,209; $2021 - $506,394) and other income of $173,876 (2022 - $139,313; 2021 - $446,184) related to a VAT refund from prior years which is recorded in interest and other income.

20

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2023, 2022 and 2021
Expressed in Canadian dollars

8.	Gold loan payable and gold in trust

The Company has entered into a secured gold loan agreement (“Gold Loan”) with Almadex or the “Lender” pursuant to which Almadex has agreed to loan up to 1,597 ounces of gold bullion to the Company. The approximate value of this gold as at May 14, 2019 was USD$2,072,060 or $2,790,858.

Under the terms of the Gold Loan, the Company will be entitled to draw-down the gold in minimum 400 ounce tranches. At any given time, the amount of gold ounces drawn multiplied by the London Bullion Market Association (“LBMA”) AM gold price in US dollars, plus any accrued interest or unpaid fees, shall constitute the Loan Value.

The maturity date for the Gold Loan is March 31, 2024, and can be extended by two years at the discretion of the Company (the “Term”). Repayment of the Loan Value shall be made either through delivery of that amount of gold drawn, or through the issuance of common shares of the Company (“Shares”), according to the Lender’s discretion. Mandatory prepayment shall be required in the event that the Company’s Ixtaca gold-silver project located in Puebla State, Mexico (the “Ixtaca Project”) enters into commercial production during the Term, requiring the Company to deliver 100 gold ounces per month to the Lender. In addition, the Company has the right to pre-pay the Loan Value at any time without penalty, in either gold bullion or Shares as chosen by the Lender, and the Lender has the right to convert the Loan Value into Shares at any time during the Term. The conversion rate is equal to 95% of the 5 trading day volume weighted average price of the Share on the Toronto Stock Exchange or an equivalent.

The interest rate of the Gold Loan is 10% of the Loan Value per annum, calculated monthly, paid in arrears. Interest payments can either be accrued to the Loan Value, or paid by the Company in cash or gold bullion. A standby fee of 1% per annum, accrued quarterly, will be applied to any undrawn amount on the Gold Loan.

In addition, the Company has issued Almadex 500,000 transferable share purchase warrants (“Warrants”), with an exercise price of $1.50 per Share and expiry date of May 14, 2024 as an arrangement fee to cover the administrative costs of setting up the credit facility. These warrants were valued at $50,000 using the Black-Scholes option-pricing model with the following assumptions: expected life of five years, risk-free interest rate of 1.54%, expected dividend yield of 0% and expected volatility of 44.25%.

Security for the loan is certain equipment related to the Rock Creek Mill, which is not required for the Ixtaca Project. The Gold Loan includes industry standard provisions in the event of default, material breach and change of control.

The Gold Loan was recorded at fair value at inception and is subsequently measured at amortized cost using the effective interest method, recognizing interest expense on an effective yield basis.

The Company has determined that the Gold Loan contains multiple derivatives which are embedded in the US dollar denominated debt instrument. As the convertible Gold Loan is denominated in US dollars and is convertible into common shares based upon a variable Canadian dollar conversion rate, the fixed for fixed criteria is not met. As such, the conversion option cannot be classified as an equity instrument and is deemed to have no value. The embedded derivative from indexation of the loan principal portion to the movement in the price of gold is classified as a derivate financial liability and is marked to market at each period end using the Black-Scholes option-pricing model.

21

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2023, 2022 and 2021
Expressed in Canadian dollars

8.	Gold loan payable and gold in trust (Continued)

At inception, the following assumptions were used: expected life of five years, risk-free interest rate of 1.57% and expected volatility of 11.06%. The fair value of the embedded derivative for the year ended December 31, 2023 decreased by $191,732 (December 31, 2022 decreased by $110,177) based on the following assumptions used in the Black-Scholes option-pricing model: expected life of 0.25 years, risk-free interest rate of 4.00% and expected volatility of 9.93% (December 31, 2022, expected life of 1.25 years, risk-free interest rate of 4.00% and expected volatility of 11.57%).

The continuity of gold loan payable and derivative financial liabilities are as follows:

	December 31, 2023	December 31, 2022
Gold loan payable – opening balance	$3,929,015	$3,227,545
Accrued interest expense	353,372	314,024
Accrued standby fees	10,377	9,416
Accretion expense	176,960	144,868
Foreign exchange difference	(98,178)	233,162
Gold loan payable	$4,371,546	$3,929,015

Derivative financial liabilities – opening balance	$306,084	$391,620
Change in fair value through profit & loss	(191,732)	(110,177)
Foreign exchange difference	(5,522)	24,641
Derivative financial liabilities	$108,830	$306,084

As at December 31, 2023, Almaden has 397 ounces (397 ounces at December 31, 2022) of gold bullion on its account at a fair value of $1,082,801 ($974,397 at December 31, 2022).

The continuity of gold in trust are as follows:

	December 31, 2023		December 31, 2022
	Ounces	$	Ounces	$
Gold in trust, opening balance	397	974,397	397	915,995
Sale of gold in trust	-	-	-	-
Gain on sale	-	-	-	-
Change in fair value through profit & loss	-	132,895	-	(6,518)
Foreign exchange difference	0	(24,491)	0	64,920
	397	1,082,801	397	974,397

9.	Warrant liability

In connection with the registered direct offering private placement completed during the year ended December 31, 2021, the Company issued a total of 7,923,077 warrants exercisable at US$0.80 per share. The fair value of these warrants on issuance was $2,371,174, valued using the Black-Scholes option-pricing model with the following assumptions:

22

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2023, 2022 and 2021
Expressed in Canadian dollars

9.	Warrant liability (Continued)

Risk-free interest rate	0.53%
Expected life of warrants	3.00 years
Expected annualized volatility	72.42%
Dividend	Nil
Forfeiture rate	0%

The fair value is recorded as a derivative financial liability as these warrants are exercisable in US dollars, differing from the Company’s functional currency. The change in fair value resulted in an unrealized gain of $102,787 (December 31, 2022 - $520,503) and is recognized in the consolidated statements of comprehensive loss for the year ended December 31, 2023. The fair value warrants were re-valued at period end using the Black-Scholes option-pricing model with the following assumptions:

	December 31, 2023	December 31, 2022
Risk-free interest rate	3.91%	3.99%
Expected life of warrants	0.21 years	1.21 years
Expected annualized volatility	36.25%	69.83%
Dividend	Nil	Nil
Forfeiture rate	0%	0%

10.	Share capital and reserves

(a)	Authorized share capital

At December 31, 2023, the authorized share capital comprised an unlimited number of common shares. The common shares do not have a par value. All issued shares are fully paid.

(b)	Details of private placements and other issues of common shares in 2023, 2022 and 2021

On March 18, 2021, the Company closed a registered direct offering private placement for the purchase and sale of 15,846,154 common shares and common share warrants to purchase up to 7,923,077 common shares at a combined purchase price of US$0.65 per unit for aggregate gross proceeds of US$10.3 million (CAD$12,838,950). The common share warrants will be immediately exercisable, have an exercise price of US$0.80 per share and will expire three years from the date of issuance. Share issue costs included a finder’s fee of $834,532 in cash, and finders’ warrants to purchase up to 435,769 common shares at a price of US$0.80 per common share until March 18, 2024. The fair value of the finders’ warrants was $130,731. In connection with the registered direct offering, the Company also incurred $393,837 in share issue costs. These amounts were recorded as a reduction to share capital. The proceeds of the registered direct offering were allocated $10,467,776 to share capital and $2,371,174 to warrants.

Share issue costs of $40,990 was recorded for fees paid related to the Short Form Base Shelf Prospectus filed on February 25, 2021.

23

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2023, 2022 and 2021
Expressed in Canadian dollars

10.	Share capital and reserves (Continued)

(c)	Warrants

The continuity of warrants for the years ended December 31, 2023, 2022 and 2021 are as follows:

	Exercise	December 31,				December 31,
Expiry date	price	2022	Issued	Exercised	Expired	2023
March 27, 2023	$0.50	5,489,658	-	-	(5,489,658)	-
August 6, 2023	$0.90	3,100,000	-	-	(3,100,000)	-
March 18, 2024	USD$0.80	7,923,077	-	-	-	7,923,077
March 18, 2024	USD$0.80	435,769	-	-	-	435,769
May 14, 2024	$1.50	500,000	-	-	-	500,000
Warrants outstanding and exercisable		17,448,504	-	-	(8,589,658)	8,858,846
Weighted average exercise price		$0.88	-	-	$0.64	$1.08

The weighted average remaining life of warrants outstanding at December 31, 2023 was 0.22 years (2022 – 0.80 years).

	Exercise	December 31,				December 31,
Expiry date	price	2021	Issued	Exercised	Expired	2022
June 7, 2022	$1.35	4,720,000	-	-	(4,720,000)	-
March 27, 2023	$0.50	5,489,658	-	-	-	5,489,658
August 6, 2023	$0.90	3,100,000	-	-	-	3,100,000
March 18, 2024	USD$0.80	7,923,077	-	-	-	7,923,077
March 18, 2024	USD$0.80	435,769	-	-	-	435,769
May 14, 2024	$1.50	500,000	-	-	-	500,000
Warrants outstanding and exercisable		22,168,504	-	-	(4,720,000)	17,448,504
Weighted average exercise price		$0.95	-	-	$1.35	$0.88

The weighted average remaining life of warrants outstanding at December 31, 2022 was 0.80 years (2021 – 1.51 years).

	Exercise	December 31,				December 31,
Expiry date	price	2020	Issued	Exercised	Expired	2021
June 7, 2022	$1.35	4,720,000	-	-	-	4,720,000
March 27, 2023	$0.50	5,489,658	-	-	-	5,489,658
August 6, 2023	$0.90	3,100,000	-	-	-	3,100,000
March 18, 2024	USD$0.80	-	7,923,077	-	-	7,923,077
March 18, 2024	USD$0.80	-	435,769			435,769
May 14, 2024	$1.50	500,000	-	-	-	500,000
Warrants outstanding and exercisable		13,809,658	8,358,846	-	-	22,168,504
Weighted average exercise price		$0.92	$1.00	-	-	$0.95

The weighted average remaining life of warrants outstanding at December 31, 2021 was 1.51 years (2020 – 2.08 years).

24

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2023, 2022 and 2021
Expressed in Canadian dollars

10.	Share capital and reserves (Continued)

(c)	Warrants (Continued)

The weighted average fair value of finders’ warrants granted during the years ended December 31, 2023, 2022 and 2021 calculated using the Black-Scholes option-pricing model at the issue dates, are as follows:

Weighted average assumptions used

Number of warrants	Date of issue	Fair value per share	Risk free interest rate	Expected life (in years)	Expected volatility	Expected dividends
435,769	March 18, 2021	$ 0.30	0.53%	3	72.42%	$Nil

(d)	Share purchase option compensation plan

The Company’s stock option plan permits the issuance of options up to a maximum of 10% of the Company’s issued share capital. Stock options issued to any consultant or person providing investor relations services cannot exceed 2% of the issued and outstanding common shares in any twelve month period. At December 31, 2023, the Company had reserved 1,217,141 stock options that may be granted. The exercise price of any option cannot be less than the volume weighted average trading price of the shares for the five trading days immediately preceding the date of the grant.

The maximum term of all options is five years. The Board of Directors determines the term of the option (to a maximum of five years) and the time during which any option may vest. Options granted to consultants or persons providing investor relations services shall vest in stages with no more than 25% of such option being exercisable in any three month period. All options granted during the years ended December 31, 2023, 2022 and 2021 vested on the grant date.

The Company’s stock option plan permits the option holder to exercise cashless by surrendering a portion of the underlying option shares to pay for the exercise price and the corresponding withholding taxes, if applicable.

25

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2023, 2022 and 2021
Expressed in Canadian dollars

10.	Share capital and reserves (Continued)

(d)	Share purchase option compensation plan (Continued)

The continuity of stock options for the years ended December 31, 2023, 2022 and 2021 are as follows:

Expiry date	Exercise price	December 31, 2022	Granted	Exercised	Expired	December 31, 2023
February 9, 2023	$0.97	350,000	-	-	(350,000)	-
March 3, 2023	$0.96	250,000	-	-	(250,000)	-
March 31, 2023	$0.68	1,975,000	-	-	(1,975,000)	-
May 8, 2023	$0.69	100,000	-	-	(100,000)	-
May 28, 2023	$0.65	100,000	-	-	(100,000)	-
July 8, 2023	$0.62	2,420,000	-	-	(2,420,000)	-
September 18, 2023	$0.51	960,000	-	-	(960,000)	-
March 7, 2027	$0.38	1,125,000	-	-	-	1,125,000
June 10, 2027	$0.33	3,640,000	-	-	-	3,640,000
October 4, 2027	$0.30	755,000	-	-	-	755,000
December 16, 2027	$0.33	855,000	-	-	-	855,000
February 14, 2028	$0.30	-	600,000	-	-	600,000
April 3, 2028	$0.26	-	1,975,000	-	-	1,975,000
July 10, 2028	$0.16	-	2,520,000	-	-	2,520,000
September 19, 2028	$0.18	-	1,035,000	-	-	1,035,000
Options outstanding and exercisable		12,530,000	6,130,000	-	(6,155,000)	12,505,000
Weighted average exercise price		$0.49	$0.21	-	$0.66	$0.27

The weighted average remaining life of stock options outstanding at December 31, 2023 was 3.96 years (2022 – 2.53 years).

26

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2023, 2022 and 2021
Expressed in Canadian dollars

10.	Share capital and reserves (Continued)

(d)	Share purchase option compensation plan (Continued)

Expiry date	Exercise price	December 31, 2021	Granted	Exercised	Expired	December 31, 2022
March 4, 2022	$0.47	1,125,000	-	-	(1,125,000)	-
April 30, 2022	$0.41	100,000	-	-	(100,000)	-
April 30, 2022	$0.58	220,000	-	-	(220,000)	-
May 31, 2022	$0.62	600,000	-	-	(600,000)	-
June 9, 2022	$0.64	1,980,000	-	-	(1,980,000)	-
October 3, 2022	$1.13	860,000	-	-	(860,000)	-
December 15, 2022	$0.89	900,000	-	-	(900,000)	-
February 9, 2023	$0.97	350,000	-	-	-	350,000
March 3, 2023	$0.96	250,000	-	-	-	250,000
March 31, 2023	$0.68	1,975,000	-	-	-	1,975,000
May 8, 2023	$0.69	100,000	-	-	-	100,000
May 28, 2023	$0.65	100,000	-	-	-	100,000
July 8, 2023	$0.62	2,470,000	-	-	(50,000)	2,420,000
September 18, 2023	$0.51	960,000	-	-	-	960,000
March 7, 2027	$0.38	-	1,125,000	-	-	1,125,000
June 10, 2027	$0.33	-	3,640,000	-	-	3,640,000
October 4, 2027	$0.30	-	755,000	-	-	755,000
December 16, 2027	$0.33	-	855,000	-	-	855,000
Options outstanding and exercisable		11,990,000	6,375,000	-	(5,835,000)	12,530,000
Weighted average exercise price		$0.68	$0.34	-	$0.71	$0.49

The weighted average remaining life of stock options outstanding at December 31, 2022 was 2.53 years (2021 – 0.98 years).

27

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2023, 2022 and 2021
Expressed in Canadian dollars

10.	Share capital and reserves (Continued)

(d)	Share purchase option compensation plan (Continued)

Expiry date	Exercise price	December 31, 2020	Granted	Exercised	Expired	December 31, 2021
February 7, 2021	$1.11	300,000	-	-	(300,000)	-
February 7, 2021	$0.84	425,000	-	(375,000)	(50,000)	-
March 29, 2021	$1.08	400,000	-	-	(400,000)	-
March 29, 2021	$0.90	100,000	-	-	(100,000)	-
May 6, 2021	$0.69	557,000	-	(275,000)	(282,000)	-
July 7, 2021	$0.80	1,612,000	-	(75,000)	(1,537,000)	-
August 13, 2021	$1.01	150,000	-	-	(150,000)	-
September 16, 2021	$0.90	1,155,000	-	-	(1,155,000)	-
December 12, 2021	$1.00	200,000	-	-	(200,000)	-
March 4, 2022	$0.47	1,125,000	-	-	-	1,125,000
April 30, 2022	$0.41	100,000	-	-	-	100,000
April 30, 2022	$0.58	220,000	-	-	-	220,000
May 31, 2022	$0.62	700,000	-	-	(100,000)	600,000
June 9, 2022	$0.64	2,180,000	-	-	(200,000)	1,980,000
October 3, 2022	$1.13	1,346,000	-	-	(486,000)	860,000
December 15, 2022	$0.89	972,000	-	-	(72,000)	900,000
February 9, 2023	$0.97	-	450,000	-	(100,000)	350,000
March 3, 2023	$0.96	-	325,000	-	(75,000)	250,000
March 31, 2023	$0.68	-	1,975,000	-	-	1,975,000
May 8, 2023	$0.69	-	100,000	-	-	100,000
May 28, 2023	$0.65	-	100,000	-	-	100,000
July 8, 2023	$0.62	-	2,470,000	-	-	2,470,000
September 18, 2023	$0.51	-	960,000	-	-	960,000
Options outstanding and exercisable		11,542,000	6,380,000	(725,000)	(5,207,000)	11,990,000
Weighted average exercise price		$0.80	$0.67	$0.78	$0.90	$0.68

The weighted average remaining life of stock options outstanding at December 31, 2021 was 0.98 years (2020 – 1.08 years).

28

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2023, 2022 and 2021
Expressed in Canadian dollars

10.	Share capital and reserves (Continued)

(d)	Share purchase option compensation plan (Continued)

The fair value of options granted during the years ended December 31, 2023, 2022 and 2021, calculated using the Black-Scholes option-pricing model at grant date, are as follows:

Number of options	Date of grant	Fair value per share	Risk free interest rate	Expected life (in years)	Expected volatility	Expected dividends
1,035,000	September 19, 2023	$0.10	3.96%	5	71.15%	$Nil
2,520,000	July 10, 2023	$0.12	3.81%	5	70.98%	$Nil
1,975,000	April 3, 2023	$0.15	2.87%	5	68.52%	$Nil
600,000	February 13, 2023	$0.18	3.43%	5	68.61%	$Nil
855,000	December 16, 2022	$0.19	3.07%	5	66.04%	$Nil
755,000	October 4, 2022	$0.22	3.42%	5	82.02%	$Nil
3,640,000	June 10, 2022	$0.22	3.38%	5	82.61%	$Nil
1,125,000	March 7, 2022	$0.31	1.65%	5	85.37%	$Nil
960,000	September 17, 2021	$0.23	0.45%	2	82.96%	$Nil
2,470,000	July 8, 2021	$0.25	0.45%	2	84.98%	$Nil
100,000	May 28, 2021	$0.30	0.32%	2	86.03%	$Nil
100,000	May 7, 2021	$0.30	0.33%	2	86.33%	$Nil
1,975,000	March 31, 2021	$0.31	0.22%	2	85.85%	$Nil
325,000	March 2, 2021	$0.43	0.26%	2	85.48%	$Nil
450,000	February 9, 2021	$0.49	0.19%	2	84.04%	$Nil

Total share-based payments expenses as a result of options granted and vested during the year ended December 31, 2023 was $810,150 (2022 - $1,478,100; 2021 - $1,870,800).

11.	Related party transactions and balances

(a)	Compensation of key management personnel

Key management includes members of the Board, the Chair, the President and Chief Executive Officer, the Chief Financial Officer, the Executive Vice President, and the Vice President, Project Development. The net aggregate compensation paid or payable to key management for services after recovery from Azucar Minerals Ltd. (Azucar) and Almadex (Note 11 (b)) is as follows:

	December 31,		December 31,		December 31,
	2023		2022		2021

Professional fees	$50,588		$60,000		$60,000
Salaries and benefits	398,307	(3)	484,435	(2)	450,522	(1)
Share-based payments	702,000		1,212,300		1,551,850
Directors’ fees	140,000		145,000		102,500
	$1,290,895		$1,901,735		$2,164,872

29

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2023, 2022 and 2021
Expressed in Canadian dollars

11.	Related party transactions and balances (Continued)

(a)	Compensation of key management personnel (Continued)

(1)	As at December 31, 2021, the Company owed $256,000 to the Chair as a result of the Chair deferring his salary from May 1, 2019 to December 31, 2021. On September 1, 2022, the Chair agreed to forfeit $177,200 of the unpaid balance of the deferred salary and recorded as a gain on debt forgiveness on the statement of comprehensive loss. The new amount owed of $78,800 was paid on December 15, 2022.
(2)	As at December 31, 2022, the Company accrued cash bonuses to related parties of $104,263 that is included in trade and other payables.
(3)	As at December 31, 2023, the Company accrued cash bonuses to related parties of $112,894 that is included in trade and other payables.

(b)	Administrative Services Agreements

The Company recovers a portion of rent, office and license expenses from Azucar pursuant to an Administrative Services Agreement dated May 15, 2015 and First Amending Agreement dated December 16, 2015 between the Company and Azucar.

The Company also recovers a portion of rent, office and license expenses from Almadex pursuant to an Administrative Services Agreement dated March 29, 2018 between the Company and Almadex.

During the year ended December 31, 2023, the Company received $75,853 (2022 - $185,068; 2021 - $412,812) from Azucar for administrative services fees included in other income and received $1,346,494 (2022 - $1,191,360; 2021 - $969,532) from Almadex for administrative services fees included in other income.

At December 31, 2023, included in accounts receivable is $7,005 (2022 - $64,006) due from Azucar and $369,045 (2022 - $117,044) due from Almadex in relation to expense recoveries.

Under the Administrative Services Agreements, the Company is the sole and exclusive manager of Azucar and Almadex that provides general management services, office space, executive personnel, human resources, geological technical support, accounting and financial services at cost with no mark-up or additional direct charge. The three companies are considered related parties though common officers.

(c)	Other related party transactions

At December 31, 2023, the Company accrued $Nil (2022 - $80,727) payable to Almadex for exploration and drilling services in Mexico.

During the year ended December 31, 2023, the Company employed the Chair’s daughter for a salary of $45,300 less statutory deductions (2022 - $48,800; 2021 - $41,300) for marketing and administrative services provided to the Company.

30

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2023, 2022 and 2021
Expressed in Canadian dollars

12.	Net loss per share

Basic and diluted net loss per share

The calculation of basic net loss per share for the year ended December 31, 2023 was based on the loss attributable to common shareholders of $63,620,232 (2022 - $11,846,560; 2021 - $2,668,254) and a weighted average number of common shares outstanding of 137,221,408 (2022 - 137,221,408; 2021 – 133,842,894).

The calculation of diluted net loss per share for the year ended December 31, 2023, 2022 and 2021 did not include the effect of stock options and warrants, as they were considered to be anti-dilutive.

13.	Supplemental cash flow information

Supplemental information regarding non-cash transactions is as follows:

Investing and financing activities	December 31, 2023	December 31, 2022	December 31, 2021

Exploration and evaluation assets expenditures included in trade and other payables	-	$90,850	$89,203
Right-of-use assets	-	-	(508,799)
Warrant liability	-	-	2,371,174
Fair value of finders’ warrants	-	-	130,731
Lease liabilities	-	-	508,799
Fair value of cash stock options transferred to share capital on exercise of options	-	-	177,250

Supplemental information regarding the split between cash and cash equivalents is as follows:

	December 31, 2023	December 31, 2022

Cash	$1,658,863	$1,542,956
Term Deposits	2,587,120	5,115,120
	$4,245,983	$6,658,076

14.	Income Taxes

(a)	The provision for income taxes differs from the amounts computed by applying the Canadian statutory rates to the net loss before income taxes due to the following:

31

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2023, 2022 and 2021
Expressed in Canadian dollars

14.	Income Taxes (Continued)

	December 31, 2023	December 31, 2022	December 31, 2021
Loss before income taxes	$(66,710,410)	$(10,505,375)	$(2,354,113)
Statutory rate	27.00%	27.00%	27.00%

Expected income tax	(18,011,811)	(2,836,451)	(635,611)
Effect of different tax rates in foreign jurisdictions	(2,005,959)	(83,891)	5,281
Non-deductible share-based payments	218,741	399,087	505,116
Other permanent items	2,484,720	1,838,169	(620,413)
Change in deferred tax assets not recognized	15,403,428	2,471,723	733,447
Share issuance costs	-	-	(331,660)
True-ups and other	(1,179,327)	(447,452)	657,981
Deferred income tax (recovery) expense	$(3,090,208)	$1,341,185	$314,141

(b)	The Company’s deferred income tax liability relates to the Mexican income tax and Special Mining Duty (“SMD”) associated with the Tuligtic project.

The significant components of deferred income tax assets (liabilities) are as follows:

	December 31, 2023	December 31, 2022

Deferred tax assets
Non-capital losses	$-	$2,477,570
Exploration and evaluation assets	1,434,880	-
	1,434,880	2,477,570
Deferred tax liabilities
Exploration and evaluation assets	(1,434,880)	(5,567,778)

Net deferred tax liabilities	$-	$(3,090,208)

(c)	Deductible temporary differences, unused tax losses and unused tax credits for which no deferred tax assets have been recognized are attributable to the following:

	December 31, 2023	December 31, 2022

Non-capital loss carry forwards	$32,616,394	$25,487,951
Capital loss carry forwards	23,360,422	24,538,993
Exploration and evaluation assets	39,102,815	8,188,922
Share issue costs	551,134	858,548
Property, plant and equipment	7,748,032	7,782,024
Donations	32,960	32,960
Investment tax credit	223,873	223,873
	$103,635,630	$67,113,271

32

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2023, 2022 and 2021
Expressed in Canadian dollars

14.	Income Taxes (Continued)

At December 31, 2023, the Company had operating loss carry forwards available for tax purposes in Canada of $27,592,166 (2022 - $25,487,951) which expire between 2032 and 2043 and in Mexico of $4,588,699 (2022 - $Nil) which expire between 2024 and 2026.

15.	Financial instruments

The fair values of the Company’s cash and cash equivalents, accounts receivable and trade and other payables approximate their carrying values because of the short-term nature of these instruments.

Except for warrant liability and derivative financial liabilities, the Company does not carry any financial instruments at FVTPL.

The Company is exposed to certain financial risks, including currency risk, credit risk, liquidity risk, interest rate risk and commodity and equity price risk.

(a)	Currency risk

The Company’s property interests in Mexico make it subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company’s financial position, results of operations and cash flows. The Company is affected by changes in exchange rates between the Canadian dollar, the US dollar and the Mexican peso. The Company does not invest in foreign currency contracts to mitigate the risks.

As at December 31, 2023, the Company is exposed to foreign exchange risk through the following monetary assets and liabilities denominated in currencies other than the functional currency of the applicable subsidiary:

All amounts in Canadian dollars	US dollar	Mexican peso
Cash and cash equivalents	$2,343,681	$458,149
Accounts receivable and prepaid expenses	4,703	113
Gold in trust	1,082,801	-
Total assets	$3,431,185	$458,262

Trade and other payables	$53,348	$14,087
Gold loan payable	4,371,546	-
Derivative financial liabilities	108,830	-
Total liabilities	$4,533,724	$14,087

Net assets	$(1,102,539)	$444,175

A 10% change in the US dollar exchange rate relative to the Canadian dollar would change the Company’s net loss by $110,000.

33

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2023, 2022 and 2021
Expressed in Canadian dollars

15.	Financial instruments (Continued)

(a)	Currency risk (Continued)

A 10% change in the Mexican peso relative to the Canadian dollar would change the Company’s net loss by $44,000.

(b)	Credit risk

The Company’s cash and cash equivalents are held in large financial institutions, located in both Canada and Mexico. Cash equivalents mature at less than ninety days during the twelve months following the statement of financial position date. The Company’s accounts receivable consist of amounts due from related parties which are subsequently collected.

To mitigate exposure to credit risk on cash and cash equivalents, the Company has established policies to limit the concentration of credit risk with any given banking institution where the funds are held, to ensure counterparties demonstrate minimum acceptable credit risk worthiness and ensure liquidity of available funds.

As at December 31, 2023, the Company’s maximum exposure to credit risk is the carrying value of its cash and cash equivalents, and accounts receivable.

(c)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure. Liquidity risk is considered low as the Company has sufficient cash and cash equivalent to meet its current liabilities.

Trade and other payables are due within twelve months of the statement of financial position date.

(d)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to varying interest rates on cash and cash equivalents. The Company has no debt bearing variable interest rate.

A 1% change in the interest rate would change the Company’s net loss by $42,000.

(e)	Commodity and equity price risk

The ability of the Company to explore its exploration and evaluation assets and the future profitability of the Company are directly related to the market price of gold and other precious metals. The Company monitors gold prices to determine the appropriate course of action to be taken by the Company. Equity price risk is defined as the potential adverse impact on the Company’s performance due to movements in individual equity prices or general movements in the level of the stock market.

34

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2023, 2022 and 2021
Expressed in Canadian dollars

15.	Financial instruments (Continued)

(e)	Commodity and equity price risk (Continued)

A 1% change in the commodity price would change the Company’s net loss by $11,000.

(f)	Classification of financial instruments

IFRS 13 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets forth the Company’s financial assets and liabilities measured at fair value by level within the fair value hierarchy.

	Level 1	Level 2	Level 3	Total
	$	$	$	$
Derivative financial liabilities	-	108,830	-	108,830

16.	Management of capital

The Company considers its capital to consist of components of equity. The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the exploration of its exploration and evaluation assets and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company considers its capital to consist of components of equity. The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the exploration of its exploration and evaluation assets and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares and, acquire or dispose of assets.

In order to maximize ongoing exploration efforts, the Company does not pay out dividends. The Company’s investment policy is to invest its short-term excess cash in highly liquid short-term interest-bearing investments with short term maturities, selected with regards to the expected timing of expenditures from continuing operations.

35

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2023, 2022 and 2021
Expressed in Canadian dollars

16.	Management of capital (Continued)

The Company expects its current capital resources will be sufficient to carry its exploration plans and operations for the foreseeable future. There were no changes to the Company’s approach to the management of capital during the period. The Company has no externally imposed capital requirements.

17.	Segmented information

The Company operates in one reportable operating segment, being the acquisition and exploration of mineral resource properties.

The Company’s non-current assets are located in the following geographic locations:

	December 31, 2023	December 31, 2022
Canada	$361,967	$472,435
United States	6,568,840	6,568,840
Mexico	1,533	63,116,991
	$6,932,340	$70,158,266

18.	Subsequent event

On March 12, 2024, the Company provided notice to Almadex that it is extending the maturity date from March 31, 2024 to March 31, 2026 pursuant to the Gold Loan.

36